EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	07/31/12
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, CHCO presentation at KBW Annual Community Bank Investor Conference
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	CHCO logo
EX-99.1	ex99-1.htm
	Exhbit 99.1, Slides used for CHCO presentation at KBW conference
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8-K	submissionpdf.pdf
	Printable copy of Form 8-K, CHCO Presentation at KBW Conference and slides

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 31, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On July 31, 2012, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") delivered a presentation regarding the Company's financial performance to analysts and investors at the 2012 Keefe Bruyette & Woods Annual Community Bank Investor Conference held in New York City, NY.

Copies of the slides used in the presentations will be available on the Company's web site at www.bankatcity.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>August 1, 2012</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



Keefe, Bruyette & Woods

New York Conference

July 31, 2012

Forward looking statements

This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- Total Assets $2.9 bil
- Branches   73
- FTE   831
- Market Cap $498 mil
- Institutional Ownership   63%
- Average Daily Volume $1.7 mil

Date: Jul 20, 2012

Value in the banking sector?
Checklist for success in current environment:

- Capital
    - Strongly capitalized
- Markets
    - Solid distribution network
    - Stable geographic markets
    - Disciplined competition
- Performance
    - Strong net interest margin
    - Strong NIM management
    - Strong fee income
    - Ability to control expenses

- Growth
    - Liquidity to grow
    - Ability to grow share in market
    - Opportunity to grow into new markets
- Management

City *Holding Company*

City Holding Company

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

City Holding Company

Key markets


2ndBranch Share & 9% Deposit Share in Morgan, Berkeley & Jefferson Co. WV $2.0Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA $4.3 Billion
1st Branch Share & 11% Deposit Share in WV's largest market; $5.8 Billion
1st & 29% Deposit Share $2.0 Billion
Ohio
West Virginia
Clarksburg
Ripley
Chesapeake, OH
Cross Lanes
Milton
Teays Valley
Huntington
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
70
79
68
81
64
77
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

City Holding Company

Expansion into Virginia: May 2012

Cumberland
Clear Spring
Hagerstown
Big Pool
Funkstown
Hedgesville
Boonsboro
Myersville
Keedysville
Sharpsburg
Shepherdstown
Frederick
Burkittsville
Romney
Capon Bridge
Bolivar
Brunswick
Lovettsville
Hillsboro
Winchester
Berryville
Purcellville
Hamilton
Round Hill
Leesburg
Boyce
Wardensville
Middletown
Strasburg
Toms Brook
Woodstock
Middleburg
The Plains
Haymarket
Chantilly
Centreville
Bull Run
Manassas
Copyright (C) 2011 SNL Financial LC. All rights reserved

City Holding Company

Virginia Savings Bank

- Closed May 31, 2012
- Systems Conversion completed July 6, 2012
- Issued 240,000 shares of CHCO common stock and paid cash of $4.7 million
- Projected Population growth of 5.5% over 5 years is much faster than CHCO's historical footprint
- Added:
  - 5 branches in Virginia
  - $73 million in loans
  - $123 million in deposits
  - 5,700 households
  - Annualized net interest income of $4.2 million
  - Annualized non-interest income of $1.0 million
  - Projected annualized expenses of $2.2 million
  - Projected annualized net income of $2.0 million

City Holding Company

Market Position

	Population	CHCO Deposits	Branches	Branch Share	Deposit Share
Charleston MSA	305,000	$575 mil	17	1st - 17%	10%
Huntington /Ashland MSA	285,000	$366 mil	13	1st - 12%	9%
Beckley	80,000	$322 mil	7	1st - 25%	27%
Lewisburg	35,000	$179 mil	6	1st - 33%	25%
Eastern Panhandle	165,000	$173 mil	7	2nd - 13%	9%
VSB Region	186,000	$120 mil	5	6%	4%

City Holding Company

The key to City's success: an enviable deposit franchise

- Branches   73
- Average Deposits per Branch $32.8 MM
- Average Households per Branch   2,200
- Average Deposit Share   12.3%
- Average Household Share   27%

City Holding Company

Low cost and stable funding:



Data: June 30, 2012

City *Holding Company*

Solid core deposits drive strong net interest margin:

March 2008 thru June 2011: NIM supported by Interest Rate Floors



3.94%

Peer Data as of December 31, 2011

City Holding Company

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+22.2%
+300 Bp	+15.9%
+200 Bp	9.8%
+100 Bp	2.2%

Data: June 30, 2012

City Holding Company

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



35.8%   64.2%

- Non Interest Income
- Net Interest Income

*As of June 30, 2012. Non-interest income excludes investment gains/(losses)

Peer Group



24.3%   75.7%

- Non Interest Income
- Net Interest Income

Sample of 282 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of March 31, 2012, excluding investment gains/(losses)

City *Holding Company*

Non-interest income is branch driven:

	2007	2008	2009	2010	2011	YTD 2012
Electronic Fee Income	$7.9	$8.6	$9.0	$9.9	$11.1	$6.2
All Other Service Fee Income	$36.5	$37.4	$36.0	$30.1	$27.0	$12.5
Insurance	4.1	4.2	5.6	5.5	5.9	3.3
Investment Management	2.0	2.2	2.3	2.8	3.1	1.7
BOLI	2.5	2.9	3.3	3.4	3.2	1.5

City Holding Company

City's deposit franchise:

Decreases in branch service charges reflect :
* May 2010 - Real-time Processing
* Aug 2010 - Reg E - Opt in for Electronic Transactions
* Nov 2011 - Ceased processing checks in high to low $ order

All Other Service Fee Income	2009	2010	2011	2012
Fiscal Year	$36.0	$30.1	$27.0	
1st Quarter	8.3	7.9	6.4	6.0
2nd Quarter	9.0	8.0	7.1	6.5
3rd Quarter	9.4	7.2	7.0	
4th Quarter	9.3	7.0	6.5	

City Holding Company

Service Charge competitive landscape:


DON'T GET THROWN UNDER THE
BUS WITH BANK FEES
City National Best Free Checking
City

	Actions
BB&T	$10 monthly svc charge
Chase	$12 monthly svc charge
United	Still offers free checking
Huntington	Still offers free checking
Fifth Third	$15 monthly svc charge
FCBC	Still offers free checking


You live free. Shouldn't you bank free?
City


IS
YOUR BANK
TAKING YOU TO THE
CLEANERS ON HIDDEN FEES?
City

NSF Fee Comparison With Competitors:

	Overdraft Fee	Daily Overdraft Fee
CHCO	$36	None
BBT	$35	$33 every 7 days
JPM	$34	$15 daily after 5 days
UBSI	$36	$5 daily after 5 days
HBAN	1st-$23; $37.50	$7 daily after 5 days
PNC	1st-$25; $36	$7 daily after 5 days
FITB	1st-$25; 2nd-4th -$33;>4-$37	$8 daily after 3 days

CHCO waives 1st two overdrafts and does not charge a daily overdraft fee.

City Holding Company

Asset quality:
A function of culture and market

- City's loans are 60% retail/40% commercial
- City's market area tends to be more stable
- Real estate prices in City's market area have been relatively stable
- City's past-due loan trends are stable
- City's non-performing asset levels are stronger than peers
- City has been aggressive about charging down non-performing loans

City *Holding Company*

Loan Portfolio weighted toward Retail
But - CHCO's markets have been more stable

City Holding Company



- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

As of June 30, 2012

Peer Group



- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

Sample of 282 publicly traded banks and thrifts with assets between $1-$10 billion as of March 31, 2012

City Holding Company

Stable past-due loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets



Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of March 31, 2012

City Holding Company

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of June 30, 2012

City Holding Company

Net charge-offs: 2011
Net C/O: $3.4 MM   (0.18% of Average Loans)
Provision $4.6 MM



City *Holding Company*

Retail charge-offs: 2011



Loans made prior to 2001 turnaround 5%
Prior to 2005 from Classic Acquisition 2%
Other 51%
Eastern Panhandle 42%

City Holding Company

A High Performing Bank

for shareholders & employees:

City Ranked #3

of Top 150 US Banks
in 2010 by *Bank Director*

What Does It Take

TO BE GREAT?

by JACK MILLIGAN

PROFITABILITY, CAPITAL AND ASSET QUALITY ARE THE MAIN INGREDIENTS IN A CAN'T-MISS RECIPE

What it takes to be a great bank in today's in-your-face business climate is pretty much what it always has, only more so. Consistency, strong management, a deep understanding of one's core market and careful risk taking benefited most of the top place finishers on Bank Director's 2011 Bank Performance Scorecard, a ranking of the 150 largest U.S. publicly traded banks and thrifts based on 2010 calendar year earnings.

gave State Bank plenty of capital. And the bank received loss share assistance from the FDIC, which partly explains its outstanding asset quality. But FDIC-assisted deals have been one of the industry's best growth options in a stagnant economy—Evans has now done five deals with the FDIC— and he deserves credit for building a strong institution out of the remains on several failed banks. (For more on State Bank Financial, see "Opportunity of a Lifetime" on page 32).

more failed banks in Georgia than in any
the country and Evans has capitalized on
rk Fitzgibbon, a principal and director of
aller O'Neill + Partners in New York.
is year's sixth place finisher—Miami Lakes,
BankUnited Inc.—also is the product of an
deal. In 2009, former North Fork Bancorp.
has acquired the remains of BankUnited
ables, Florida, from the FDIC. The deal was
0 million in capital from various private
s with State Bank, BankUnited scored high
and asset quality on this year's ranking.
s dominated this year's Scorecard, a trend
evident in previous rankings. Of the top 10
four institutions had more than $4 billion
the highest scoring bank with more than
assets was Pittsburgh-based PNC Financial
Inc. at 44th. This performance bias might
action of size: Smaller institutions are easier
benefit from being closer to their geographic
ustomers. Still, Fitzgibbon was surprised that
ore large banks with high rankings since as
ere able to access the capital markets sooner
anks, rebuild their balance sheets and charge
rcentage of their bad loans. "I would have
to have fared much better because they took
rly on," he says.
Scorecard also saw a significant shift in the

BANK PERFORMANCE SCORECARD TOP 150 BANKS

						Profitability				Capital Adequacy		Asset Quality				
Rank	Company Name	Ticker	State	Total Assets ($000)	Industry Type	Core ROAA (%)	ROA Rank	Core ROAE (%)	ROE Rank	Tang Common Equity/Tang Assets (%)	TCE Rank	NPAs/ Loans & OREO (%)	NPA Rank	NCOs/ Avg Loans (%)	NCOs Rank	Final Score
1	State Bank Financial Corp.	STBZ	GA	2,828,579	Bank	1.66	4	13.07	10	12.42	10	1.20	17	0.13	5	35
2	First Financial Bankshares, Inc.	FFIN	TX	3,776,367	Bank	1.73	3	13.55	7	9.97	25	1.40	20	0.35	17	53.5
3	City Holding Company	CHCO	WV	2,637,295	Bank	1.59	6	13.38	9	10.01	22	1.07	13	0.41	21	54
4	First Republic Bank	FRC	CA	22,377,633	Bank	1.39	9	18.00	2	8.81	44	0.11	2	0.05	2	57
5	Republic Bancorp, Inc.	RBCAA	KY	3,622,703	Bank	1.85	2	17.97	3	10.00	23	3.08	57	0.83	55	84
6	BankUnited, Inc.	BKU	FL	10,869,560	Thrift	1.66	4	15.50	4	10.97	12	0.00	1	5.67	142	91.5
7	Commerce Bancshares, Inc.	CBSH	MO	18,502,339	Bank	1.22	17	11.26	17	10.27	20	1.66	25	0.96	61	97
8	Bank of the Ozarks, Inc.	OZRK	AR	3,273,659	Bank	1.36	10	13.75	6	9.57	31	2.96	53	0.81	53	100
9	Cullen/Frost Bankers, Inc.	CFR	TX	17,617,092	Bank	1.23	16	10.46	24	8.90	43	2.03	32	0.52	30	114
10	Brookline Bancorp, Inc.	BRKL	MA	2,720,542	Thrift	1.04	29	5.58	74	16.83	4	0.58	5	0.24	11	115

City Holding Company

CHCO *consistently* strong performance

	2008	2009	2010	2011	YTD 2012*	2011 Regional Peer Median
Reported ROA	1.12%	1.63%	1.47%	1.51%	1.45%	1.07% - 91st %ile
ROATCE	11.4%	18.0%	15.1%	15.7%	15.3%	13.2% - 82nd %ile
Tangible Common Equity/TA	8.83%	9.78%	10.01%	9.37%	9.04%	9.11% - 55th %ile
NIM	4.64%	4.18%	4.06%	3.89%	3.94%	3.91% - 45th %ile
Efficiency Ratio	46.3%	50.0%	51.6%	53.8%	54.3%	58.4% - 86th %ile
Non-Int Rev/Total Rev**	35.9%	37.9%	36.3%	36.2%	35.5%	29.5% - 91st %ile

* Data thru 6/30/2012 excludes VSB merger expenses of $4.0 million (2.65 million, net of taxes)

* *Non-int rev excludes gain on Visa IPO; securities transactions

City Holding Company

Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



North Carolina Loan Portfolio

In 2007, City hired a lender with significant experience in the Charleston WV MSA to call in both Charleston WV and in North Carolina. Over 54 months, City has developed a strong portfolio of commercial real-estate loans in North Carolina & Virginia from these efforts. A second lender has been hired, and office space secured for the Charlotte-based office going forward.

- Markets: Charlotte, Winston-Salem, Raleigh, & Norfolk, VA
- Projects: Apartments 25%, High Tech Office Bldgs 10%, GSA 30%, Grocery Stores 10%; Medical Office Bldgs 15%
- Loans Outstanding: $64.5 million
- Debt Service Coverage *   1.53x
- Loan to Value*   71%
- Weighted Average Rate   4.57%
- Average Loan Size $5.9 million

*   Based on average of this portfolio

Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	**73**	**$ 2.4 B**	**$33 million**
BBT	36	$ 3.2 B	$90 million
JPM	24	$ 1.4 B	$60 million
UBSI	19	$ 1.1 B	$60 million
HBAN	15	$ 0.9 B	$59 million
WSBC	11	$0.3 B	$30 million
FITB	10	$ 0.3 B	$30 million

Includes branches within 5 miles of City branch
Source: SNL

City Holding Company

Growth:

Expanding retail distribution to capture additional retail households



Akron
Youngstown
Canton
Pittsburgh
Columbus
Springfield
Dayton
Kettering
Frederick
Germantown
Charleston
Reston
Annandale
Dale City
Richmond
Lynchburg
Roanoke

Source: SNL

City Holding Company

City opened four Wal-Marts in key markets where it had significant share





Branch renovations/expansions to meet customer demand






City Holding Company

Eastern panhandle expansion exhibits strong demographics






New Locations

- Relocated North Lewisburg WV Office
- Mortgage Production Office in Morgantown WV





City Holding Company

De novo branch results



CityInsurance: Growing

Revenues

- 2006 $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million
- 2010 $5.5 million
- 2011 $5.9 million

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty

Markets

Charleston (3 locations)

Huntington
Ripley
Beckley
Martinsburg
Ashland

Acquisitions

Dickens & Clark (Teays Valley)

Patton Insurance - Nitro
Millcreek Insurance - Ripley
Ashland Area Insurance

City Holding Company

Trust AUM: Strong growth
CAGR (Dec 31, 2004-June 30, 2012) over 12.4%



CHCO: Capital flexibility

- Tangible common equity at 6/30/12: 9.04%
- No TARP!!!!
- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - **Increased 3% in January 2012 to $1.40**
  - **Dividend yield of 4.1% (as of 7/23/12)**
  - **Dividend payout ratio 52% (Analyst est. EPS for 2012 of $2.70)**
- Share repurchases
  - **Purchased 237,535 shares during 1st half of 2012 (1.6%)**
  - Purchased 755,501 shares during 2011 (4.9%)
  - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

City *Holding Company*

Share Count:




Short Position in CHCO
At June 30, 2012:
2,326,824 shares shorted
14,820,633 shares outstanding
Average Daily Volume
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Days to Cover
50
45
40
35
30
25
20
15
10
5
0
7/15/11
7/29/11
8/15/11
8/31/11
9/15/11
9/30/11
10/14/11
10/31/11
11/15/11
11/30/11
12/15/11
12/30/11
1/13/12
1/31/12
2/15/12
2/29/12
3/15/12
3/30/12
4/13/12
4/30/12
5/15/12
5/31/12
6/15/12
6/29/12
City Holding Company

Growth per share (12/31/04 - 12/31/11):

- Loans per share: 5.9% CAGR
- Deposits per share: 5.1% CAGR
- Non-interest inc per share: 2.3% CAGR
- Expenses per share: 4.0% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

City Holding Company

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking at FDIC and non-FDIC deals
    - In-market
    - Adjacent market
    - Growth markets
- Size: Generally $100MM to $1B

City Holding Company

Acquisition territory:


Detroit
Toledo
Cleveland
Pittsburgh
Harrisburg
Trenton
Philadelphia
Columbus
Cincinnati
Frankfort
Lexington
Louisville
Dover
Annapolis
Baltimore
Washington
Richmond
Virginia Beach
Raleigh
Charlotte
Columbia
Atlanta
250mi

City Holding Company

An experienced management team

TITLE	EXPERIENCE	AGE	JOINED
CEO	PPLS; CHCO CFO; PHD	50	2001
EVP - Retail	PPLS	56	2001
EVP - Commercial	One Valley; BB&T, CPA	62	2004
CFO	Public Accounting, CPA	47	2005
CAO/CIO	City National Bank	48	1989
SVP - Branches	BB&T	44	2001
SVP - CCO	United Bankshares, CPA	39	1998
SVP - CRO	BB&T	56	2001
SVP Consumer	Bank One	45	2001
SVP Mortgage	United Bankshares	61	2004
SVP Trust	City National Bank	57	1985
SVP Insurance	Rogers; Principal	42	2007
Treasurer	City National Bank	45	1990

Value in the banking sector?

Checklist for success in current environment:

Capital

- Strongly capitalized **-** *Top 10%*

Markets

- Solid distribution network - *Excellent*
- Stable geographic markets - *Yes; WV & E Kentucky*
- Disciplined competition - *Yes; see NIM*

Performance

- Strong net interest margin - *Yes*
- Strong NIM management - *See results (floors)*
- Dependence on Non-Interest Income - *Top decile*
- Ability to control expenses - *Top decile efficiency ratio*

Growth

- Liquidity to grow **-** *Extremely strong*
- Ability to grow share in market **-** *5-mile branch share 32%; deposit share 14%*
- Opportunity to grow into new markets - *Well positioned*
- Management - *Experienced team with great results*

City *Holding Company*

CHCO represents good value and stability

- **Pricing Metrics***:
- Price to Book: 153%
- Price to Tangible Book: 192%
- Price to 2012 Projected Earnings** 12.2x

- Dividend Yield   4.1%
- Div Payout Ratio (First Call)**   52%
- Tangible Capital/Tangible Assets   9.04%
- Institutional Ownership   63%

*   Based on Price of $33.76 (7/23/12)

** Based on analyst estimate of $2.70 (average of 8)

City *Holding Company*